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WMX Technologies, Inc.           Phone: 708.572.8800
3003 Butterfield Road
Oak Brook, IL 60521

      Analyst Contact:              Media Contact:
      John D. Sanford               William J. Plunkett
      (630) 572-8803                (630) 572-8898

                                                        NEWS


                     WMX TECHNOLOGIES, INC ANNOUNCES
               FINAL RESULTS OF "DUTCH AUCTION" TENDER OFFER

Oak Brook, Illinois, Tuesday, May 6, 1997 -- WMX Technologies, Inc. today announced the final results of its Dutch Auction tender offer for shares of its common stock which expired April 28, 1997.

WMX said it has accepted for purchase 30,000,000 of its shares tendered and not withdrawn at a price of $30.00 per share, which is the final purchase price in the offer. WMX said that because the offer was oversubscribed, with approximately 87.7 million shares having been tendered and not withdrawn at the $30.00 per share price, a final proration factor of approximately 34.04 percent applies to such shares.

The Company said that Harris Trust and Savings Bank, the depositary for the offer, would issue payment commencing today for the shares accepted under the offer. Shares not purchased in the offer will be returned promptly.

WMX Technologies, Inc., based in Oak Brook, Illinois, provides integrated waste management services through its principal subsidiaries. Waste Management, Inc., Wheelabrator Technologies Inc. and Waste Management International plc.

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